Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Three Months Ended March 31,	2017	2016
Fixed charges:
Interest expense including amortization of debt discount	$172	$167
Portion of rentals representing an interest factor	20	24
Total fixed charges	$192	$191
Earnings available for fixed charges:
Net income	$1,072	$979
Equity earnings net of distributions	(10)	(21)
Income taxes	616	587
Fixed charges	192	191
Earnings available for fixed charges	$1,870	$1,736
Ratio of earnings to fixed charges	9.7	9.1

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